

MEDITERRANEAN MINERALS CORP.

N E W S   R E L E A S E

May 13, 2005

Toronto Stock Exchange
TSX Symbol: MED

MEDITERRANEAN ANNOUNCES SALE OF PERUVIAN LAND CONCESSIONS TO BUENAVENTURA

Mediterranean Minerals Corp. (the "Company") is pleased to announce it has entered into an agreement with Compania de Minas Buenaventura S.A., ("Buenaventura") a company listed on the New York Stock Exchange (NYSE: BVN) for the sale of its Lancones mining concessions in Peru. The Company will receive a consideration of US$600,000 and a 2% net smelter royalty. Buenaventura will have the right to redeem the royalty over the ensuing five years for the additional consideration of US$400,000. Closing is expected to take place on or before May 31, 2005. The transaction is subject to regulatory approval.

The Company also announces that further to its news release dated April 8, 2005 it has notified Solar Energy Ltd. that it has discontinued the purchase agreement entered into between the two companies regarding certain mineral properties and interests held in Peru including the Lancones mining concessions.

ON BEHALF OF THE BOARD

"Peter Guest"

604-669-3397

Peter J. Guest – President and CEO

www.med-min.com